September 16, 2010

VIA EDGAR AND BY UPS

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          FairPoint Communications, Inc.
Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010 (as filed on August 5, 2010)

File No. 001-32408

Ladies and Gentlemen:

On behalf of FairPoint Communications, Inc., a Delaware corporation (the “Company”), we are submitting the attached copy of the Company’s response to the Staff’s comments conveyed in its comment letter, dated September 15, 2010. This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.

In addition, we respectfully advise the Staff that Paul H. Sunu is the Company’s Chief Executive Officer but is not the Company’s Chairman of the Board.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/ Jeffrey J. Pellegrino

Jeffrey J. Pellegrino

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:           Jonathan Groff

Shirley J. Linn

FAIRPOINT COMMUNICATIONS, INC.

Memorandum of FairPoint Communications, Inc.’s Response to
Comment of the Staff of the Commission

Conveyed in a Letter Dated September 15, 2010

The Staff’s comment is reproduced in its entirety below, and the response thereto is set forth in bold after such comment.

Form 10-Q for the Quarter ended June 30, 2010

Item 1.  Financial Statements

Comment 1.    We note your response to comment 1 in our letter dated August 31, 2010.  Further expand your added disclosure to address the reasons why the Bankruptcy Court’s approval without the approval of the Vermont Board could have a material adverse effect on the Company.

Response:  We refer you to the disclosure contained in Exhibit A hereto, which has been expanded to address Comment 1.

Promptly upon receipt of the Staff’s confirmation that the revised disclosure contained in Exhibit A hereto addresses the issues raised in Comment 1 above, the Company intends to file a Form 10Q/A for the Quarterly Period ended June 30, 2010, which will include the revised disclosure.

*              *              *

Acknowledgement

At the request of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2010 and Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010 (collectively, the “Filings”);

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit A — Response to Comment 1

The following disclosure, which was originally included on pages 11 through 12 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2010, has been revised as indicated in the Company’s response to Comment 1:

Recent Developments Related to the Chapter 11 Cases

Regulatory Approvals in Maine, New Hampshire and Vermont

The Company is required as a condition precedent to the effectiveness of the Plan to obtain certain regulatory approvals, which include approvals from the PUCs in Maine and New Hampshire, and the Vermont Public Service Board (the “Vermont Board”). In connection with the Chapter 11 Cases, the Company has negotiated with representatives of the state regulatory authorities in each of Maine, New Hampshire and Vermont with respect to (i) certain necessary approvals relating to the Chapter 11 Cases and the Plan (each a “Bankruptcy Approval,” and collectively, the “Bankruptcy Approvals”) and (ii) certain modifications to the requirements imposed by those state regulatory authorities as a condition to approval of the Merger (each a “Merger Order,” and collectively, the “Merger Orders”). The Company has agreed to regulatory settlements with the representatives for each of Maine, New Hampshire and Vermont regarding modification of each state’s Merger Order (each a “Regulatory Settlement,” and collectively, the “Regulatory Settlements”). These Regulatory Settlements and the Bankruptcy Approvals require the final approval of the applicable regulatory authorities in Maine, New Hampshire and Vermont.

On June 24, 2010, the Maine Public Utilities Commission (the “MPUC”) provided its Bankruptcy Approval and approved the Regulatory Settlement for Maine.

On June 28, 2010, the Vermont Board failed to provide its Bankruptcy Approval and rejected the Regulatory Settlement for Vermont. Specifically, the Vermont Board did not believe that the Company had demonstrated the financial capability to meet its obligations under Vermont law and questioned certain assumptions made by the Company with respect to its financial capability after the effectiveness of the Plan. The Company intends to provide supplemental information to the Vermont Board and believes that the Company ultimately should be able to obtain the approval of the Vermont Board. However, if the Company is unable to obtain the approval of the Vermont Board, the Company believes that it could have the Plan or a modified plan of reorganization that addresses the issues associated with Vermont and modifies the Vermont Merger Order in accordance with the Regulatory Settlement for Vermont (a “Modified Plan”) confirmed by the Bankruptcy Court without the approval of the Vermont Board.  If the Vermont Board approves the Plan or the Company is able to have the Plan or a Modified Plan confirmed by the Bankruptcy Court, the Company believes that the initial rejection of the Plan by the Vermont Board would not have a material adverse effect on the Company’s financial condition and results of operations. However, if the Vermont Board does not ultimately provide its Bankruptcy Approval and approval of the Regulatory Settlement for Vermont and the Company fails to have the Plan or a Modified Plan confirmed by the Bankruptcy Court without the approval of the Vermont Board, such failure could have a material adverse effect on the Company’s financial condition and results of operations, and it is unclear what, if anything, holders of claims against us, including holders of the notes, would ultimately receive with respect to their claims.  In addition, if the Plan or a Modified Plan is confirmed by the Bankruptcy Court without the approval of the Vermont Board but the Vermont Merger Order is not modified by the Bankruptcy Court in accordance with the Regulatory Settlement for Vermont, the loss of certain relief afforded by the Regulatory Settlement for Vermont, including the opportunity for relief from certain past service quality penalties and relief from certain future capital expenditure obligations, could have a material adverse effect on the Company’s financial condition and results of operations.  Furthermore, the MPUC and the New Hampshire Public Utilities Commission (the “NHPUC”), each of which has approved its applicable Regulatory Settlement, may object if the Vermont Board or the Bankruptcy Court does not provide the relief afforded by the Regulatory Settlement for Vermont.

On July 7, 2010, the NHPUC provided its Bankruptcy Approval and approved the Regulatory Settlement for New Hampshire.